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                            December 30, 2020

       Robert Antokol
       Chief Executive Officer
       Playtika Holding Corp.
       c/o Playtika Ltd.
       HaChoshlim St 8
       Herzliya Pituarch, Israel

                                                        Re: Playtika Holding
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 18,
2020
                                                            File No. 333-251484

       Dear Mr. Antokol:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-1 filed December 18, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 79

   1. If material, please revise to address (with quantification if possible) how future stock based compensation
costs will be impacted by the planned issuances under the 2020 Plan, as described on page
64.
 Robert Antokol
FirstName LastNameRobert  Antokol
Playtika Holding Corp.
Comapany30,
December   NamePlaytika
              2020      Holding Corp.
December
Page 2    30, 2020 Page 2
FirstName LastName
       You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at
(202) 551-
3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Michael Treska